SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Set forth below is information concerning ownership of IEI’s common stock as of February 14, 2006 (i) by all persons known by IEI to own beneficially 5% or more of the outstanding common stock, (ii) by each director and Named Executive Officer of IEI and (iii) by all directors and executive officers as a group.

	Number of Shares		Percent of
	And Nature of		Common Stock
Name and Address of Beneficial Owner	Beneficial Ownership (1)		Owned
Executive Officers and Directors:
John Waldstein	277,405	(2)	13.7%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Christopher Hentschel	30,301	(3)	1.5%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Peter Demakis	18,125	(4)	0.9%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Robert Stewart	15,500	(5)	0.8%
c/o International Electronics, Inc.
427 Turnpike Street
Canton, Massachusetts
Albert Janjigian	15,000	(6)	0.8%
116 Barnard Avenue
Watertown, Massachusetts
Heath Paley	11,500	(7)	0.6%
34 Titcomb Lane
Arundel, Maine
Diane Balcom	10,500	(8)	0.5%
1403 Sharps Hill Road
Pittsburgh, Pennsylvania
Leslie Charm	5,000	(9)	0.3%
39 Holden Avenue
Concord, Massachusetts
All directors and executive officers as a group (8 persons)	383,331	(10)	19.3%
5% Shareholders:
David Weiner	153,940	(11)	8.9%
c/o W-Net, Inc.
3490 Laurel Canyon Blvd., Suite 327
Studio City, California

(1)

Except as otherwise indicated below, the named owner has sole voting and investment power with respect to the shares set forth. No arrangements are known to IEI, which may result in a change in control. The number of shares shown does include shares which may be acquired through the exercise of options and warrants which are exercisable currently or within sixty (60) days after February 14, 2006.

(2)

Includes vested options and warrants to purchase an aggregate 74,000 shares of IEI’s common stock granted at prices ranging from $1.17-$2.12 per share. Includes 6,234 shares of common stock held by Mr. Waldstein’s wife. Mr. Waldstein disclaims beneficial ownership of these shares.

(3)

Includes vested options to purchase an aggregate 15,333 shares of IEI’s common stock at prices ranging from $1.35-$2.54 per share. Includes 14,968 shares of common stock held jointly by Mr. Hentschel and his wife.

(4)	Includes vested options to purchase 18,125 shares of IEI’s common stock granted at a price of $2.75 per share.

(5)	Includes vested options to purchase an aggregate 15,500 shares of IEI’s common stock granted at prices ranging from $2.30-$2.80 per share.

(6)	Includes vested options to purchase 5,000 shares of IEI’s common stock granted at a price of $3.07 per share.

(7)	Includes vested options to purchase an aggregate 7,500 shares of IEI’s common stock granted at prices ranging from $1.37-$2.81 per share.

(8)	Includes vested options to purchase an aggregate 7,500 shares of IEI’s common stock granted at prices ranging from $1.37-$2.81 per share.

(9)	Includes vested options to purchase 5,000 shares of IEI’s common stock granted at a price of $3.07 per share.

(10)	Includes vested options and warrants to purchase an aggregate 147,958 shares of IEI’s common stock granted at prices ranging from $1.17-$3.07 per share.

(11)

Includes 85,000 shares owned by W-Net, Inc. (“W-Net”) and 68,940 shares owned by Woodman Management Corporation (“WMC”). Based on a Schedule 13D filed with the SEC, Mr. Weiner may be deemed to beneficially own the W-Net and WMC shares.

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation for each of the last three fiscal years ended August 31, 2005, of IEI’s President and Chief Executive Officer, and the other executive officers of IEI who received at least $100,000 of compensation during any of these years (the “Named Executive Officers”):

Summary Compensation Table

			Annual Compensation			Long-Term Compensation (2)
			Commission/		All Other	Options
Name	Year	Salary	Bonus		Compensation	(Shares)
John Waldstein (1)	2005	$183,421	$12,500	(3)	$23,001	—
President and	2004	179,087	—	(5)	21,247	—
Chief Executive Officer	2003	172,190	—		25,524	—
Peter Demakis (4)	2005	125,000	12,500	(3)	—	—
Chief Operating	2004	118,750	—	(5)	—	30,000
Officer	2003	—	—		—	—
Christopher Hentschel	2005	130,000	3,750	(3)	—	—
Vice President of	2004	127,923	—	(5)	—
Engineering	2003	126,000	—		—	—
Robert Stewart	2005	115,000	3,750	(3)	—	—
Vice President of	2004	115,000	—	(5)	—	—
Manufacturing	2003	104,769	—		—	5,000

(1)

All other compensation represents the cost of a split dollar whole life insurance policy with a face value of $1,005,000, a term insurance policy with a face value of $1,000,000 and a long-term disability policy. IEI is a beneficiary of the whole life insurance policy to the extent of all premiums paid upon the death of John Waldstein. Mr. Waldstein may purchase the life insurance policies upon termination of his employment for the cash surrender value as of August 31, 2001.

(2)	Does not include perquisites, which do not exceed 10% of annual salary.

(3)

Amount represents bonuses paid during the fiscal year ending August 31, 2005, though were accrued in the prior year and previously reported in that year. In addition, the officer may, together with other non-officer employees, share in a bonus pool of $114,000 which at the present time has not been individually awarded to anyone.

(4)	Mr. Demakis commenced his employment in September 2003.

(5)	See footnote 3.

IEI’s Board of Directors, commencing in fiscal 1993, established an annual bonus plan for officers and certain key employees. The available funds for the plan shall be up to five percent of income before taxes. The final amount and subsequent distribution to executive employees and officers shall be determined by IEI’s Compensation Committee.

Compensation on Involuntary Termination

John Waldstein has an employment contract with IEI which provides for certain compensation to be paid to him if he is discharged by IEI without cause, as defined, before the end of the term of his contract. Mr. Waldstein has a continuous three-year employment contract with a current minimum annual salary of approximately $185,000, subject to adjustment for inflation, plus an annual minimum bonus of $50,000 payable upon the achievement of specified goals and objectives. The salary and bonus of Mr. Waldstein is subject to performance reviews and annual adjustment as determined by IEI’s Compensation Committee.

If the employment of Mr. Waldstein is terminated by IEI without cause, including the election of a slate of board of director members not approved by Mr. Waldstein or a change in status as a result of an acquisition, merger or sale of assets (an “Acquisition”), IEI is obligated to pay at such termination an amount equal to his total salary and benefits to the conclusion of the contract period. In the event of an Acquisition of IEI, Mr. Waldstein’s base salary shall increase based on future adjustments for inflation. As of December 31, 2005, John Waldstein’s base salary to the conclusion of his contract period is approximately $554,000, plus future cost of living adjustments.

After an Acquisition of IEI, provided Mr. Waldstein continues his employment for at least a six-month period, and he subsequently voluntarily resigns, he shall be paid severance of one year’s compensation and benefits. For each additional six months that he works thereafter, in the event Mr. Waldstein subsequently voluntarily resigns, he shall be paid severance of an additional six months compensation and benefits provided any such severance payments shall not exceed three years of compensation.

In addition to the foregoing, IEI also has employment letters with certain key management (including Messrs. Demakis, Hentschel and Stewart) that require salary and benefits continuation in the event of a termination of such employment as a result of an Acquisition. As of December 31, 2005, the salaries of such management personnel represent an aggregate of approximately $478,000.

Stock Option Grants

There were no option grants to any of the Executive Officers during the year ended August 31, 2005. Therefore, there are no hypothetical gains or “option spreads” to be calculated.

Year End Option Table

The following table sets forth information concerning the exercise of stock options and warrants by each of the Named Executive Officers and the number and value of unexercised options and warrants held by them as of August 31, 2005:

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

	Shares Acquired	Value	Number of Unexercised Options at End of Fiscal 2005			Value of Unexercised In-the-Money Options at End of Fiscal 2005 (1)
Name	on Exercise	Realized (3)	Exercisable		Unexercisable	Exercisable	Unexercisable
John Waldstein	—	$—	74,000	(2)	—	$33,150	$—
Peter Demakis	—	—	14,375		15,625	—	—
Christopher Hentschel	—	—	17,333		—	5,337	—
Robert Stewart	—	—	14,750		3,250	—	—

(1)	Difference between the fair market value of the underlying common stock on August 31, 2005 and the exercise price.

(2)	Includes warrants to purchase 10,000 shares of common stock.

(3)	The value realized represents the difference between the aggregate closing price of the shares on the date of exercise less the aggregate exercise price paid.

Compensation of Directors

Directors who are not executive officers receive $500 for each Board of Directors meeting and $500 for each Committee meeting that they attend in person or by telephone conference call. For the fiscal year ended August 31, 2005, directors’ fees were paid in the amounts of $8,500 each to Ms. Balcom and Mr. Paley, $4,000 to Mr. Charm and $3,000 to Mr. Janjigian.

Shareholder Communications with the Board of Directors

The Board will give appropriate attention to written communications on issues that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairman of the Board of Directors will, with the assistance of IEI’s outside legal counsel, (1) be primarily responsible for monitoring communications from shareholders and other interested parties and (2) provide copies or summaries of such communications to the other directors as he considers appropriate.

Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the Chairman considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to personal grievances.

Shareholders and other interested parties who wish to send communications on any topic to the Board should address such communications to John Waldstein, Chairman of the Board, c/o International Electronics, Inc., 427 Turnpike Street, Canton, MA, 02021

Annual Meeting Attendance Information

Directors have not been expected to attend the Annual Meetings of Stockholders when the purpose of the meeting was the election of Directors because of the very low historic attendance at such meetings by shareholders and the expense of reimbursement of costs of such directors who would attend. Last years Annual Meeting of Stockholders was attended by one director.

Other Matters

Section 16(a) of the Securities Exchange Act of 1934 requires IEI’s executive officers, directors, and persons who own more than ten percent of a registered class of IEI’s equity securities to file reports of ownership with the Securities and Exchange Commission (“SEC”). Executive officers, directors, and greater than ten-percent stockholders are required by SEC regulation to furnish IEI with copies of all Section 16(a) forms they file.

IEI believes that all filing requirements applicable under Section 16(a) to its executive officers, directors and 10% stockholders were complied with for fiscal 2005.